170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical to Present at the 19th Annual Rodman & Renshaw Global
Investment Conference

TORONTO (September 5, 2017) - Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (MIS), today announced that David McNally, President and CEO of Titan Medical, will present at the 19th Annual Rodman & Renshaw Global Investment Conference on Monday, September 11 at 5:05 p.m. Eastern time. Mr. McNally will provide a corporate overview discussing the Company’s SPORT Surgical System, currently under development. The conference is being held on September 10-12, 2017 at Lotte New York Palace Hotel in New York City.

To access the live webcast of the presentation, please click here. A replay will be available following the presentation. For more information about the conference, please visit Rodman & Renshaw 19th Annual Global Investment Conference.

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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